SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADEPT TECHNOLOGY, INC.
 (Name of Issuer)

COMMON STOCK, NO PAR VALUE
 (Title of Class of Securities)

006854103
 (CUSIP Number)

MICHAEL C. PHILLIPS
JDS UNIPHASE CORPORATION
210 BAYPOINTE PARKWAY
SAN JOSE, CALIFORNIA 95134
 (408) 434-1800

(Name, address and telephone number of person
authorized to receive notices and communications)

October 29, 2001
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 006854103

(1) NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

JDS Uniphase Corporation 94-2579683

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [   ] (b) [   ]

(3) SEC USE ONLY

(4) SOURCE OF FUNDS

WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [   ]

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
(7) SOLE VOTING POWER

3,056,235

NUMBER OF	(8) SHARED VOTING POWER
SHARES
BENEFICIALLY	None

OWNED BY	(9) SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	3,056,235

(10) SHARED DISPOSITIVE POWER
None

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,056,235

(12) CHECK BOX IF THE AGGREGATE AMOUNT

IN ROW (11) EXCLUDES CERTAIN SHARES [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

(14) TYPE OF REPORTING PERSON

CO

INTRODUCTION

This statement on Schedule 13D (the "Statement") constitutes the initial filing by JDS Uniphase Corporation, a Delaware corporation, with respect to the beneficial ownership of shares of common stock, no par value per share (the "Common Stock"), of Adept Technology, Inc., a California corporation.

In this Statement, JDS Uniphase Corporation may be referred to as "JDSU".

ITEM 1. SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is the common stock, no par value per share (the "Common Stock"), of Adept Technology, Inc., a California corporation (the "Company"). The address of the Company's principal executive office is 150 Rose Orchard Way, San Jose, California 95134.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by JDS Uniphase Corporation, a Delaware corporation.

JDSU is a manufacturer of fiberoptic components, modules and subsystems. It has its principal business and headquarters at 210 Baypointe Parkway, San Jose, California 95134.

Information regarding the executive officers and directors of JDSU is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference.

During the last five years, neither JDSU nor, to the best knowledge of JDSU, any person named in Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

JDSU purchased 78,000 shares of the Company's Series A Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), and 22,000 shares of the Company's Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock"; and together with the Series A Preferred Stock, the "Preferred Stock"), for a purchase price of $25,000,000. The Preferred Stock was purchased on October 29, 2001 pursuant to a Securities Purchase and Investor Rights Agreement, dated as of October 22, 2001, by and between the Company and JDSU (the "Stock Purchase Agreement"). JDSU purchased the Preferred Stock with working capital.

ITEM 4. PURPOSE OF TRANSACTION.

JDSU purchased the Preferred Stock for general investment purposes and retains the right to change its investment intent. Subject to market conditions and other factors, JDSU may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

The Preferrd Stock accrues cummulative dividends at the annual rate of 6%.

Each share of Preferred Stock is convertible, at the option of the holder thereof, into shares of Common Stock at any time after the earlier of (i) October 29, 2002, (ii) the public announcement of a Liquidity Event (as defined below) or (iii) the occurrence of an Event of Default (as defined below). The conversion rate is summarized in the next paragraph. Generally, all unconverted shares of Preferred Stock shall automatically convert into shares of Common Stock on October 29, 2004. The date of any conversion of the Preferred Stock is referred to in this schedule as the "Conversion Date." However, no holder of Preferred Stock may convert shares of Preferred Stock into shares of Common Stock if, and to the extent, after giving effect to such conversion, such holder shall hold, in the aggregate, 20% or more of the outstanding voting securities of the Company. For the purposes hereof, the term "Liquidity Event" means (i) any liquidation, dissolution or winding up of the Company, (ii) the consummation of (x) an acquisition of the Company by another corporation or entity by merger, consolidation or other reorganization in which the holders of the Company's outstanding voting stock immediately prior to such transaction own, directly or indirectly, immediately following such merger, consolidation or reorganization, shares representing less than 50% of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such merger, consolidation or reorganization; or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company; or (iii) the shareholders of the Company approve a plan or proposal for the liquidation or dissolution of the Company; or (iv) any 'person' (as defined in Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") shall become the 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of 50% or more of the outstanding Common Stock. For the purposes hereof, the term "Event of Default" means (a) the filing of any bankruptcy, insolvency, trustee or receivership with respect to the Company or its assets, (b) the public announcement, publication or reporting by the Company of Cash Balances (as defined below) of less than $15,000,000 as at (x) the end of any fiscal quarter of the Company included in the period beginning October 1, 2001 and ending on September 30, 2001 (such period, the "Reporting Period"), or (y) as at any other date included in the Reporting Period on which the Company publicly announces, publishes or reports Cash Balances, or (c) the occurrence of a Liquidity Event other than certain Liquidity Events, which are approved by the Company's Board of Directors. For the purposes hereof, the term "Cash Balance" means the sum of the cash and cash equivalents and short-term investments on the Company's balance sheet (exclusive of any (x) borrowed funds, whether held in the form of cash, cash equivalents or short-term investments, or (y) funds raised on or after October 23, 2001 from public or private equity or debt financings) determined in accordance with generally accepted accounting principles, consistently applied.

Subject to customary antidilution provisions, the conversion rate per share of Preferred Stock is a fraction, the numerator of which shall be 250 and the denominator of which shall be the lower of the following: (i) 8.18; and (ii) 75% of the market price of one share of Common Stock on the Conversion Date; provided, however, (x) the denominator shall in no event be less than 4.09 with respect to any shares of Series B Preferred Stock, and (y) the denominator shall in no event be less than 2.05 with respect to any shares of Series A Preferred Stock. Upon the occurrence of an Event of Default, the above denominators shall be the lower of 4.09, and 75% of the market price of one share of Common Stock on the Conversion Date.

Notwithstanding the above conversion rights, the Company has the right, under certain circumstances to redeem a portion of the Series A Preferred Stock at the original price per share paid by JDSU, together with all accrued, but unpaid, dividends.

The holders of Preferred Stock vote together with the holders of Common Stock on all matters on an as converted basis. In addition the holders of Preferred Stock vote separately as a class in certain circumstances.

The Stock Purchase Agreement contains a standstill agreement, pursuant to which until JDSU and its affiliates no longer hold at least 5% of the Company's voting securities, neither JDSU nor its affiliates shall (a) acquire, hold, or enter into discussions, negotiations, arrangements or understandings with any third party to acquire, beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of any of the Company's voting securities or any securities convertible into or exchangeable for such securities, or any other right to acquire such securities (except, in any case, by way of stock dividends or other distributions or offerings made available to holders of any such securities generally or in connection with the conversion of the Preferred Stock into Common Stock) without the written consent of the Company, (b) deposit any of the Company's voting securities in a voting trust or subject any such securities to any arrangement or agreement with respect to the voting thereof, (c) solicit proxies with respect to any of the Company's voting securities, or become a "participant" in any "election contest" (as such terms are used in Rule 14a-11 under the Exchange Act) relating to the election of the Company's directors, or (d) engage in the purchase and sale of puts and calls or other derivative securities in respect of the Common Stock ("Hedging Transactions"), or short sales of Common Stock, except for bona fide Hedging Transactions effected with or through a registered broker-dealer provided that JDSU (or its applicable affiliate) retains record and beneficial ownership of the underlying securities in connection with any such Hedging Transactions. In addition, under the Stock Purchase Agreement, for so long as JDSU and its affiliates beneficially own at least 5% of the Company's voting securities, JDSU and its affiliates shall vote all shares of such securities they hold (a) for management's nominees to the Company's Board of Directors, (b) in accordance with the recommendation of the Company's Board of Directors, with respect to any merger, combination, reorganization, exchange offer, acquisition or sale of assets or securities (each, a "Major Transaction"), and (c) with respect to all other matters to be voted on by the Company's shareholders, in the same manner and in the same proportion as the votes cast by holders of the majority of the outstanding Common Stock (excluding all such shares held by JDSU and its affiliates). If any Major Transaction constitutes an exchange offer, JDSU shall participate in such exchange offer and tender its shares of Company securities as and when recommended by the Company's Board of Directors. Notwithstanding the foregoing, JDSU shall have no obligation under the preceding two sentences with respect to any Major Transaction (or the shareholder approval thereof), which, in the reasonable judgment of JDSU's Board of Directors, would materially impair the value of its equity interest in the Company. The restrictions and covenants described in this paragraph will terminate on the occurrence of an Event of Default, or a breach by the Company of its representations, warranties or covenants under the Stock Purchase Agreement.

So long as JDSU together with any of its affiliates holds any shares of Preferred Stock, the Company agreed that it will not take any action, the effect of which would be to increase the percentage ownership of the Company's outstanding voting securities held by JDSU and its affiliates to 20% or more; provided, however, that fluctuations in the price of the Common Stock resulting from actions taken by the Company in the ordinary course of business shall be excluded.

Under the Stock Purchase Agreement, so long as JDSU and its affiliates hold at least 10% of the Company's voting securities the Company will permit a representative of JDSU to generally attend all meetings of the Board of Directors of the Company and all committees thereof (whether in person, telephonic or other) in a non-voting, observer capacity.

In addition, under the Stock Purchase Agreement, the Company agreed to provide information and inspections rights to JDSU as follows. For so long as JDSU and its affiliates hold at least 50% of the Preferred Stock and/or 10% of the Common Stock, the Company will deliver to JDSU: (i) its audited annual financial statements within 90 days after the end of each fiscal year, (ii) its unaudited quarterly financial statements within 45 days after the end of each fiscal quarter, and (iii) all other reports and other items filed by the Company with the Securities and Exchange Commission.

The Stock Purchase Agreement also requires the Company to register the shares of Common Stock issuable upon conversion of the Preferred Stock so as to permit or facilitate the sale and distribution of all such registrable securities on a delayed and continuous basis. Pursuant to the terms of the Stock Purchase Agreement, the holders of registrable securities have unlimited piggyback registration rights, subject to underwriters' cutbacks.

The Stock Purchase Agreement and the Statement of Preferences (the "Statement of Preferences") describing the rights, privileges and preferences of the Preferred Stock are incorporated by reference herein and are filed as Exhibits 1 and 2, respectively, hereto. The description of the Stock Purchase Agreement and the Statement of Preferences and other related documents and the transactions contemplated thereby are not intended to be complete, and are qualified throughout by reference to such documents.

Except as set forth above, JDSU has no plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) JDSU beneficially owns 3,056,235 shares of Common Stock (18.8%, based on 16,240,688 shares of Common Stock outstanding as of September 10, 2001, which includes all shares of Common Stock issuable upon conversion of the Preferred Stock, assuming a conversion rate of approximately 30.6 shares of Common Stock for each share of Preferred Stock).

(b) JDSU has the sole power to vote, direct the voting of, dispose of and direct the disposition of all shares of Common Stock beneficially owned by JDSU.

(c) Except as described in paragraph (a) above, neither JDSU nor, to the best knowledge of JDSU, any of the persons referred to in Schedule I attached hereto has effected any transactions in the Common Stock during the past 60 days.

(d) JDSU has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to Item 4 of this Schedule, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule and between such persons and any person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Securities Purchase and Investor Rights Agreement dated as of October 22, 2001.

2. Form of Statement of Preferences.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of JDS Uniphase Corporation, JDS Uniphase Corporation certifies that the information set forth in this Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of each of them.

Dated: November 6, 2001

JDS UNIPHASE CORPORATION

By: /s/ Michael C. Phillips
Name: Michael C. Phillips
Title: Senior Vice President

Schedule 1

SCHEDULE I

CONTROL PERSONS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The names, present principal occupations and business addresses of the control persons and executive officers of JDS Uniphase Corporation are set forth below.

Board of Directors

Name	Citizenship	Business Address	Name of Employer	Type of Business	Title	Employer's Address

Bruce D. Day	Canada	Same as Employer's Address	Rogers Communications Inc.

Rogers Communications Inc. is engaged in cable television, high- speed

Internet access and video retailing through Rogers Cable Inc., cellular, digital PCS, paging and data communications through Rogers AT&T Wireless Inc., and in radio and television broadcasting, tele-shopping, publishing and new media businesses through Rogers Media Inc.

					Vice President, Corporate Development	333 Bloor Street East Toronto, Ontario M4W 1G9 Canada

Robert E. Enos	Canada	c/o JDS Uniphase Attn: Legal 210 Baypointe Pkwy San Jose, CA 95134	[Retired]	N/A	N/A	N/A

Peter A. Guglielmi	United States	c/o JDS Uniphase Attn: Legal 210 Baypointe Pkwy San Jose, CA 95134	[Retired]	N/A	N/A	N/A

Martin A. Kaplan	Unites States	c/o JDS Uniphase Attn: Legal 210 Baypointe Pkwy San Jose, CA 95134	[Retired]	N/A	N/A	N/A

Donald J. Listwin	Canadian / Legal U.S. Resident	Same as Employer's Address	Openwave Systems, Inc.

Openwave Systems Inc. provides

Communication Service Providers (CSPs), including wireless and wireline carriers, Internet Service Providers (ISPs), portals, and broadband providers worldwide, with the software and services they need to build boundary-free, multi-network communications services for their subscribers.

					President and Chief Executive Officer	800 Chesapeake Drive Redwood City, CA 94063

BOARD OF DIRECTORS (CONTINUED)
Name	Citizenship	Business Address	Name of Employer	Type of Business	Title	Employer's Address

John A. Macnaughton	Canada	Same as Employer's Address	Canada Pension Plan Investment Board

The CPP Investment Board was created by an Act of Parliament in December 1997. It invests in capital markets funds not needed by the Canada Pension Plan to pay current pensions. The CPP Investment

Board is governed and managed independently of Canada Pension Plan and at arms' length from governments.

					President and Chief Executive Officer	181 University Avenue Suite 1800 Toronto, Ontario M5H 3M7 Canada

Donald R. Scifres, Ph.D.	United States	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Co-Chairman and Chief Strategy Officer	2300 Central Expwy. Santa Clara, CA 95050

Casimir S. Skrzypczak	Unites States	Same as Employer's Address	Global Asset Capital Investment	Venture Capital Investment	General Partner	101 California Street Suite 3050 San Francisco, CA 94111

Jozef Straus, Phd	Canada	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Co-Chairman, President and Chief Executive Officer	575 West Hunt Club Rd Nepean, Ontario K2G 5W5 Canada

Executive Officers

Name	Citizenship	Business Address	Name of Employer	Type of Business	Title	Employer's Address

Gregory P. Dougherty	United States	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Executive Vice President and Chief Operating Officer	2300 Central Expwy. Santa Clara, CA 95050

Fred Leonberger	United States	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Senior Vice President, and Chief Technology Officer	1985 Blue Hills Ave. Extension Windsor, CT 06095

Anthony Muller	United States	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Executive Vice President, Chief Financial Officer and Secretary	210 Baypointe Parkway San Jose, CA 95134

Scott Parker	United States	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Senior Vice President, Global Sales & Marketing	1865 Lundy Avenue San Jose, CA 95131

Michael Phillips	United States	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Senior Vice President, Business Development, and General Counsel	210 Baypointe Parkway San Jose, CA 95134

Donald R. Scifres, Ph.D.	United States	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Co-Chairman and Chief Strategy Officer	2300 Central Expwy Santa Clara, CA 95050

Jozef, Straus, Ph.D.	Canada	Same as Employer's Address	JDS Uniphase Corporation	Manufacturer of fiber optic components and modules	Co-Chairman, President and Chief Executive Officer	575 West Hunt Club Rd Nepean, Ontario K2G 5W5 Canada

Exhibit 1

_________________________________________________________________

SECURITIES PURCHASE AND INVESTOR RIGHTS AGREEMENT

Between

ADEPT TECHNOLOGY, INC.

and

JDS UNIPHASE CORPORATION

Dated as of October 22, 2001

_________________________________________________________________

ADEPT TECHNOLOGY, INC.

SECURITIES PURCHASE AND INVESTOR RIGHTS AGREEMENT

This Securities Purchase and Investor Rights Agreement (this "Agreement") is made and entered into as of October 22, 2001, by and between Adept Technology, Inc., a California corporation (the "Company"), and JDS Uniphase Corporation, a Delaware corporation (the "Investor").

RECITALS

WHEREAS, the Company desires to sell to the Investor, and the Investor desires to purchase from the Company, shares of Series A Convertible Preferred Stock, no par value ("Series A Preferred"), and Series B Convertible Preferred Stock, no par value ("Series B Preferred"), of the Company (collectively, the "Preferred Stock"), on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. AGREEMENT TO PURCHASE AND SELL SECURITIES.

(a) Authorization. The Company's Board of Directors will, prior to the Closing (as defined below), authorize: (i) the creation of the Series A Preferred and Series B Preferred, and file with the California Secretary of State a Statement of Preferences (the "Statement of Preferences") setting forth the rights preferences and privileges of the Preferred Stock, substantially in the form of Exhibit A attached hereto; and (ii) authorize the issuance of the number of shares of Preferred Stock, pursuant to the terms and conditions of this Agreement, being purchased hereunder.

(b) Agreement to Purchase and Sell Certain Securities. The Company hereby agrees to issue to the Investor at the Closing, and the Investor hereby agrees to acquire from the Company at the Closing, 78,000 shares of Series A Preferred and 22,000 shares of Series B Preferred (the "Purchased Shares") for an aggregate purchase price of Twenty Five Million Dollars ($25,000,000) (the "Purchase Price"), or Two Hundred Fifty Dollars ($250) per share.

(c) Use of Proceeds. The Company intends to apply the net proceeds from the sale of the Purchased Shares for working capital and other general corporate purposes.

2. CLOSING. The purchase and sale of the Purchased Shares shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California, at 10:00 a.m. California time, within three (3) business days after the conditions set forth in Sections 5 and 6 have been satisfied (or waived by the party entitled to waive any such conditions), or at such other time and place as the Company and the Investor mutually agree upon (which time and place are referred to in this Agreement as the "Closing"). At the Closing, the Company will deliver to the Investor certificates representing the Purchased Shares against delivery to the Company by the Investor of the Purchase Price in cash paid by wire transfer of immediately available funds to the Company. Closing documents may be delivered by facsimile with original signature pages sent by overnight courier. The date of the Closing is referred to herein as the "Closing Date". At the Closing the Company and Investor shall also execute and deliver the Supply, Development and License Agreement (the "Development Agreement").

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investor that the statements in this Section 3 are true and correct, except as set forth in the Disclosure Letter. The Disclosure Letter (the "Disclosure Letter") shall set forth exceptions, if any, to the representations and warranties made by the Company in Section 3 hereof. Such Disclosure Letter shall be organized such that any exceptions specifically identify the representation and warranty, by section, to which they relate, and shall clearly identify the nature of the exception, to the Investor's reasonable satisfaction. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or Investor and its Subsidiaries, taken as a whole, as the case may be, but excluding any adverse effect or circumstance (i) that is attributable to the announcement or performance of this agreement or the transactions contemplated hereby or (ii) that are the result of economic factors or other events (including military operations and terrorist acts) affecting the economy as a whole. As used in this Agreement, "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity, including a governmental entity, and the term "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person, including without limitation, a subsidiary.

(a) Organization Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all corporate power and authority required to: (i) own or lease and operate its properties and assets and to carry on its business as presently conducted, and (ii) enter into this Agreement, the Development Agreement and the other agreements, instruments and documents contemplated hereby, and to consummate the transactions contemplated hereby. The Company is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect.

(b) Capitalization. The capitalization of the Company, without giving effect to the transactions contemplated by this Agreement, is as follows. The authorized stock of the Company consists only of 70,000,000 shares of Common Stock, no par value ("Common Stock"), of which approximately 13,184,453 shares were issued and outstanding as of September 10, 2001, and 5,000,000 shares of preferred stock, none of which is issued or outstanding on the date hereof. All such shares of Common Stock have been duly authorized, and all such issued and outstanding shares of Common Stock have been validly issued, are fully paid and nonassessable and are free and clear of all liens, claims and encumbrances, other than any liens, claims or encumbrances created by or imposed upon the holders thereof. As of September 30, 2001, the Company also had reserved 7,468,576 shares of Common Stock for issuance upon exercise of options, rights, or other stock awards granted to officers, directors, employees, consultants or independent contractors or Affiliates of the Company under the Company's employee benefit, stock purchase, stock option and equity incentive plans. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement.

(c) Due Authorization. All corporate actions on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under this Agreement and the Development Agreement and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares (and the Common Stock issuable upon conversion thereof) being sold under this Agreement have been or will be taken prior to the Closing, and this Agreement and the Development Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

(d) Valid Issuance of Stock.

(i) Valid Issuance. The Purchased Shares will be, upon payment therefor by the Investor in accordance with this Agreement, duly authorized, validly issued, fully paid and non-assessable. The Common Stock issuable upon conversion of the Purchased Shares will be, upon issuance in accordance with the Statement of Preferences, duly authorized, validly issued, fully paid and non- assessable.

(ii) Compliance with Securities Laws. Assuming the correctness of the representations made by the Investor in Section 4 hereof, the Purchased Shares (and the Common Stock issuable upon conversion thereof) will be issued to the Investor in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act") and (ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

(e) Subsidiaries and Affiliates.

(i) The SEC Documents sets forth a list of all significant subsidiaries (as such term is defined in the Rules and Regulations) of the Company (collectively, the "Subsidiaries"). Unless otherwise specified or unless the context otherwise requires, all references to the Company in Section 3 shall mean the Company and the Subsidiaries.

(ii) All capital stock or other equity interests owned by the Company as described pursuant to Section 3(e)(i) are owned by the Company or its Subsidiaries, as the case may be, as record and beneficial owner thereof free and clear of all liens, charges, encumbrances, equities and claims whatsoever. There is no outstanding or authorized option, subscription, warrant, call, right, commitment or other agreement of any character obligating the Company to issue, sell, transfer, pledge or otherwise encumber any share of capital stock or other equity interest described pursuant to Section 3(e)(i) or any security or other instrument convertible into or exercisable for or evidencing the right to subscribe for any such share of capital stock or other equity interest.

(iii) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its state of organization. Each Subsidiary is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. Each Subsidiary has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as now conducted.

(f) Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, or notice to, any federal, state or local governmental authority or any other Person on the part of the Company is required in connection with the issuance of the Purchased Shares (or the Common Stock issuable upon conversion thereof) to the Investor, or the consummation of the other transactions contemplated by this Agreement or the Development Agreement. All such qualifications and filings will, in the case of qualifications, be effective on the Closing and will, in the case of filings, be made within the time prescribed by law.

(g) Non-Contravention. The execution, delivery and performance of this Agreement and the Development Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby (including issuance of the Purchased Shares (and the Common Stock issuable upon conversion thereof), do not and will not (i) contravene or conflict with the Articles of Incorporation or Bylaws of the Company; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company under, any contract to which the Company is a party or any permit, license or similar right relating to the Company or by which the Company may be bound or affected and, in the case of any of the violations described in clause (ii) and (iii) above, as individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

(h) Litigation. Except as set forth in the Disclosure Letter, there is no action, suit, proceeding, claim, administrative hearing or action, arbitration or investigation ("Action") pending or, to the best of the Company's knowledge, threatened: (i) against the Company or its Subsidiaries, their respective activities, properties or assets, or any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company or a Subsidiary that has had or is reasonably likely to have a Material Adverse Effect, or (ii) that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. No Action by the Company is currently pending nor does the Company intend to initiate any Action that is reasonably likely to have a Material Adverse Effect.

(i) Compliance with Law and Charter Documents; Permits. The Company is not in violation or default of any provisions of its Articles of Incorporation or Bylaws, both as amended. The Company has complied in all respects and is in compliance with all applicable statutes, laws, rules, regulations and orders of the United States of America and all states thereof, foreign countries and other governmental bodies and agencies having jurisdiction over the Company's business or properties, except where the failure to so comply has not had and is not reasonably likely to have a Material Adverse Effect. The Company has obtained and maintained in full force and effect all licenses, authorizations and permits (collectively, "Permits") required to be obtained from governmental authorities for the operation of the business of the Company and the Subsidiaries as currently and in the past conducted, except for any such Permits, the failure to obtain which, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect.

(j) SEC Documents.

(i) Reports. The Disclosure Letter includes a complete and correct list of all registration statements, reports and proxy statements filed by the Company with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on or after June 30, 2001 (the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, and all such other registration statements, reports and proxy statements are collectively referred to herein as the "SEC Documents"), all of which complied, as to form, with the requirements of the Exchange Act or the Securities Act, as applicable. Each of the SEC Documents, as of the respective date thereof (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing will not, as of the date thereof (or if amended or superseded by a filing after the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company is not a party to any material contract, agreement or other arrangement that was required to have been filed as an exhibit to the SEC Documents that was not so filed.

(ii) Financial Statements. The Company has provided the Investor with copies of its audited financial statements (the "Audited Financial Statements") for the fiscal year ended June 30, 2001 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements, reports and proxy statements required to be filed by it under the Exchange Act and the Securities Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents fairly present, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as otherwise may be stated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of unaudited interim financial statements).

(k) Absence of Certain Changes Since Balance Sheet Date. Since the Balance Sheet Date, the business and operations of the Company have been conducted in the ordinary course consistent with past practice, and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company or any Subsidiary of the Company of any outstanding shares of the Company's capital stock;

(ii) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences, individually and collectively, that are not material to the Company;

(iii) any waiver by the Company of a valuable right or of a material debt owed to it, except for such waivers, individually and collectively, that are not material;

(iv) any material change or amendment to, or any waiver of any material right under a material contract or arrangement by which the Company or any of its assets or properties is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement;

(v) any change by the Company in its accounting principles (including, without limitation, with respect to inventory), methods or practices or in the manner it keeps its accounting books and records, except any such change required by a change in GAAP; or

(vi) any other event or condition of any character, except for such events and conditions that have not resulted, and could not reasonably be expected to result, either individually or collectively, in a Material Adverse Effect.

(l) Intellectual Property.

(i) Ownership or Right to Use. The Company has title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents or patent applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights, trade names, and any applications therefor, trade secrets or other confidential or proprietary information ("Intellectual Property") necessary to enable the Company to carry on its business as currently conducted. All registrations of material Company owned Intellectual Property are valid and subsisting, all necessary registration and renewal fees in connection with such registrations have been filed with the relevant patent, copyright and trademark authorities in the United States for the purposes of maintaining such registrations. The Company has complied with all applicable disclosure requirements and, to the Company's knowledge, neither the Company nor any named inventor or assignee has committed any fraudulent act in the application for or maintenance of any material patent, trademark or copyright of the Company.

(ii) No Infringement. Except as set forth in the Disclosure Letter, to the Company's knowledge, the Company has not violated or infringed, and is not currently violating or infringing, any Intellectual Property of any other Person, in either case which is reasonably likely to have a Material Adverse Effect. The Company has not received any written communications during the three years prior to the date of this Agreement alleging any such violation or infringement by the Company (or any of its employees or consultants). The Company has no knowledge of any infringement by any third party on, or any competing claim of right to use or own any of, the Company's material Intellectual Property rights. The Company has no knowledge that any of the activities of the employees or consultants of the Company on behalf of the Company violate any agreements which any such employees or consultants have with former employers in a way which would have a Material Adverse Effect.

(m) Undisclosed Liabilities. The Company has no liabilities or obligations of any nature except (a) liabilities which are fully reflected or reserved against in the balance sheet included in the Company's Annual Report on 10-K for the fiscal year ended June 30, 2001 (including the footnotes thereto), (b) liabilities incurred in the ordinary course of business operations since the date of such balance sheet, and (c) liabilities or obligations occurring prior to the date of such balance sheet which, pursuant to GAAP consistently applied in accordance with past practices of the Company are not required to be set forth in such balance sheet.

(n) Contracts. The contracts filed as Exhibits to the Company's Form 10-K for the fiscal year ended June 30, 2001 are valid, binding and in full force and effect. The Company is not in material default of any of its obligations under such contracts, and to the Company's knowledge, no other party to such contracts is in material default thereunder, in each case where such default could reasonably be expected to have a Material Adverse Effect.

4. REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF INVESTOR. Investor hereby represents and warrants to the Company, and agrees that:

(a) Organization Good Standing and Qualification. Investor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to carry on its business as presently conducted, to enter into this Agreement and the Development Agreement and to consummate the transactions contemplated hereby and thereby.

(b) Authorization. The execution of this Agreement and the Development Agreement have been duly authorized by all necessary corporate action on the part of Investor. This Agreement and the Development Agreement constitute Investor's legal, valid and binding obligations, enforceable in accordance with their respective terms, except (a) as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies, and (b) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

(c) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Investor is required in connection with the purchase of the Purchased Shares or the consummation of the other transactions contemplated by this Agreement and the Development Agreement by the Investor.

(d) Non-Contravention. The execution, delivery and performance of this Agreement and the Development Agreement and the consummation by Investor of the transactions contemplated hereby and thereby (including purchase of the Purchased Shares), do not and will not (i) contravene or conflict with the Certificate of Incorporation or Bylaws of Investor; (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to Investor; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which Investor is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of Investor under, any contract to which Investor is a party or any permit, license or similar right relating to Investor or by which Investor may be bound or affected and as individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

(e) Purchase for Own Account. The Purchased Shares are being acquired for investment for Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor also represents that it has not been formed for the specific purpose of acquiring the Purchased Shares.

(f) Investment Experience. Investor understands that the purchase of the Purchased Shares involves substantial risk. Investor has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Purchased Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Purchased Shares and protecting its own interests in connection with this investment.

(g) Accredited Investor Status. Investor is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act. Investor has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or the acquisition of the Purchased Shares.

(h) Restricted Securities. Investor understands that the Purchased Shares are characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that such securities may be resold under the Securities Act and applicable regulations thereunder only pursuant to a registration statement under the Securities Act or an exemption therefrom. Investor acknowledges that the Purchased Shares shall not be listed for trading on the Nasdaq National Market or any other exchange. Investor is familiar with Rule 144 of the SEC, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(i) Disclosure of Information. Investor acknowledges that it has been furnished (i) with substantially the same kind of information regarding the Company and its business, assets, results of operation, and financial condition as would be contained in a registration statement prepared in connection with a public sale of the Purchased Shares and (ii) copies of all the Company's SEC filings since June 30, 2001. Investor has had an opportunity to review all such information about the Company as the Investor desires and has been given an opportunity to ask questions and receive answers about the Company. Investor hereby acknowledges that the Company has not made any representations or warranties to the Investor with respect to the value of the Purchased Shares, and the actual value of thereof may be more or less than the consideration being paid therefor pursuant to this Agreement. Nothing in the foregoing shall limit or modify, in any manner, any of the representations or warranties of the Company set forth in Section 3 of this Agreement.

(j) Legends. Investor agrees that the certificates for the Purchased Shares shall bear a legend in substantially the following form:

"The shares represented by this certificate have not been registered under the Securities Act of 1933 or with any state securities commission, and may not be transferred or disposed of by the holder in the absence of a registration statement which is effective under the Securities Act of 1933 and applicable state laws and rules, or, unless, immediately prior to the time set for transfer, such transfer may be effected without violation of the Securities Act of 1933 and other applicable state laws and rules."

In addition, Investor agrees that the Company may place stop transfer orders with its transfer agents with respect to such certificates. The appropriate portion of the legend and the stop transfer orders will be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

5. CONDITIONS TO THE INVESTOR'S OBLIGATIONS AT CLOSING.

The obligations of Investor under Sections l and 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

(a) Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 shall be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing, except as set forth in the Disclosure Letter, with the same effect as though such representations and warranties had been made as of the Closing.

(b) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

(c) Securities Exemptions. The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

(d) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor, and the Investor shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include but not be limited to the following:

(i) Certified Charter Documents; Good Standing. A copy of (i) the Articles of Incorporation certified as of a recent date by the Secretary of State of California as a complete and correct copy thereof, (ii) (iii) the Bylaws of the Company (as amended through the date of the Closing) certified by the Secretary of the Company as a true and correct copy thereof as of the Closing; and (iii) certificates from the California Secretary of State and the Franchise Tax Board that the Company is in good standing in California.

(ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board of Directors of the Company providing for the approval of this Agreement and the issuance of the Purchased Shares and the other matters contemplated hereby.

(e) Opinion of Company Counsel. The Investor will have received an opinion on behalf of the Company, dated as of the date of the Closing, from counsel to the Company, in the form attached as Exhibit B.

(f) No Material Adverse Effect. Between the date hereof and the Closing, there shall not have occurred any event constituting a Material Adverse Effect.

(g) Other Actions. The Company shall have executed such certificates, agreements, instruments and other documents, and taken such other actions as shall be customary or reasonably requested by the Investor in connection with the transactions contemplated hereby.

6. CONDITIONS TO THE COMPANY'S OBLIGATIONS AT CLOSING. The obligations of the Company to the Investor under this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions:

(a) Representations and Warranties True. The representations and warranties of Investor contained in Section 4 shall be true and correct in all material respects on and as of the date hereof and on and as of the date of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

(b) Performance. Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

(c) Payment of Purchase Price. Investor shall have delivered to the Company the Purchase Price as specified in Section 1(b).

(d) Securities Exemptions. The offer and sale of the Purchased Shares to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and/or qualification requirements of all applicable state securities laws.

(e) Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto will be reasonably satisfactory in form and substance to the Company and to the Company's legal counsel, and the Company will have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

7. COVENANTS AND AGREEMENTS OF THE PARTIES.

(a) Information Rights.

(i) Financial Information. The Company covenants and agrees that, commencing on the Closing and continuing for so long as Investor and its Affiliates together hold at least 50% of the Purchased Shares (such number to be proportionately adjusted for stock splits, stock dividends and similar events) and/or ten percent (10%) or more of the outstanding Common Stock, the Company shall:

(A) Annual Reports. Furnish to Investor promptly following the filing of such report with the SEC a copy of the Company's Annual Report on Form 10-K for each fiscal year. In the event the Company shall no longer be required to file Annual Reports on Form 10-K, the Company shall, within 90 days following the end of each respective fiscal year, deliver to the Investor a copy of a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company and its Subsidiaries for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with generally accepted accounting principles and practices and audited by nationally recognized independent certified public accountants.

(B) Quarterly Reports. Furnish to Investor promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 10-Q. In the event the Company shall no longer be required to file Quarterly Reports on Form 10-Q, the Company shall, within 45 days following the end of each of the first three fiscal quarters of each fiscal year, deliver to the Investor a copy a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and consolidated statements of cash flows of the Company and its Subsidiaries for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately preceding fiscal year, all prepared in accordance with generally accepted accounting principles and practices, but all of which may be unaudited.

(ii) SEC Filings. The Company shall deliver to Investor copies of each other document filed by the Company with the SEC on a non-confidential basis promptly following the filing of such document with the SEC; provided, however, this provision shall not apply to any document that relates solely to any employee benefit, stock purchase, stock option or equity incentive plans.

(b) Registration Rights.

(i) Definitions. For purposes of this Section 7(b):

(A) Registration. The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.

(B) Registrable Securities. The term "Registrable Securities" means: (x) all Common Stock issued upon conversion of the Purchased Shares, and (y) any shares of Common Stock of the Company or other securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the securities described in clause (x). Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities sold by a Person in a transaction in which rights under this Section 7(b) are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, in a registered offering, or otherwise.

(C) Holder. For purposes of this Section 7(b), the term "Holder" means any Person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Securities to whom rights under this Section 7(b) have been duly assigned in accordance with this Agreement.

(D) Form S-3. The term "Form S-3" means such form under the Securities Act as is in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(ii) Demand Registration.

(A) The Company shall, within sixty (60) days after the Closing Date, file a registration statement under the Securities Act on Form S-3 or, if Form S-3 is not then available for use by the Company, then such other form as such Holders (upon the advice of the underwriters, if any, engaged by such Holders) may request (including a "shelf" registration statement, if requested by such Holders), during any period of time that Rule 144 is not available as an exemption for the sale in a single 90-day period of all of the Registrable Securities that any such Holder desires to sell, in which case the Company shall, subject to Section 7(b)(viii), maintain the effectiveness of such "shelf" registration statement until all such Registrable Securities are sold under such registration statement or could be sold under Rule 144 in a single 90-day period, and shall use commercially reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities held by the Holders. Such registration statement shall register for sale all the Registrable Securities.

(B) Underwriting. If the Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request, and the Company shall include such information in the written notice referred to in Section 7(b)(ii)(A). In such event, the right of any Holder to include his or her Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the initiating Holders and such Holder determined based on the number of Registrable Securities held by such Holders being registered). All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company (including a market stand-off agreement of up to 120 days if requested by such underwriters). Notwithstanding any other provision of this Section 7(b)(ii), if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities requested to be included in such registration by each Holder requesting registration (including the initiating Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company and any selling securityholder other than the Holders are first entirely excluded from the underwriting and registration. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration.

(C) Maximum Number of Demand Registrations. The Company shall be obligated to effect only one such registration pursuant to this Section 7(b)(ii); provided, that, subject to Section 7(b)(viii), such registration shall be maintained during the period required under subparagraph (A) above.

(D) Expenses. All expenses incurred in connection with any registration pursuant to this Section 7(b)(ii), including all federal and "blue sky" registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of counsel for the Company (but excluding underwriters' discounts and commissions relating to shares sold by the Holders and fees and expenses of counsel to the Holders), shall be borne by the Company. Each Holder participating in a registration pursuant to this Section 7(b)(ii) shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, commissions or other amounts payable to underwriters or brokers and fees and expenses of counsel to the Holders in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 7(b)(ii) if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of such majority agree that such registration constitutes the use by the Holders of one demand registration pursuant to this Section 7(b)(ii) (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one such demand registration); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change relating to the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 7(b)(ii).

(iii) Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least 20 days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder, provided, that Rule 144 is not available as an exemption for the sale in a consecutive 90-day period of all of the Registrable Securities that any such Holder desires to sell. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within ten days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(A) Underwriting. If a registration statement under which the Company gives notice under this Section 7(b)(iii) is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in such a registration pursuant shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to 120 days if required by such underwriters); provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions of the Company in the registration statement or prospectus for such offering. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting; provided, however, that the securities to be included in the registration and the underwriting shall be allocated, (1) first (A) in connection with any registrations other than a registration statement relating to a demand registration of other shareholders of the Company, to the Company; or (B)  in connection any registration statement relating to a demand registration of other shareholders of the Company, such shareholder exercising such demand registration rights, (2) second, to the extent the managing underwriter determines additional securities can be included after compliance with clause (1), to each of the Holders (to the extent not included pursuant to clause (1)) requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities and other securities entitled to registration requested to be included by each such Holder, and (3) third, to the extent the managing underwriter determines additional securities can be included after compliance with clauses (1) and (2), to all other holders of Common Stock of the Company having the right to include their shares in such registration allocated in such manner as they may agree. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(B) Expenses. All expenses incurred in connection with a registration pursuant to this Section 7(b)(iii) (excluding underwriters' and brokers' discounts and commissions relating to shares sold by the Holders), including all federal and "blue sky" registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company.

(C) Not Demand Registration. Registration pursuant to this Section 7(b)(iii) shall not be deemed to be a demand registration as described in Section 7(b)(ii) above.

(iv) Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

(A) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective; provided, however, that, except with respect to the registration statement described in Section 7(b)(ii), the Company shall not be required to keep any such registration statement effective for more than 90 days.

(B) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

(C) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

(D) Blue Sky. Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(E) Underwriting. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form (including customary indemnification of the underwriters by the Company), with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement; provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions of the Company in the registration statement or prospectus for such offering.

(F) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. In such event, the Company promptly shall prepare and file with the SEC a supplement or post-effective amendment to such registration statement or related prospectus or file any other required document so that, as thereafter delivered to the purchasers of Registrable Securities sold thereunder, the prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(v) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 7(b)(ii) or (iii) that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Securities.

(vi) Indemnification. In the event any Registrable Securities are included in a registration statement under Sections 7(b)(ii) or (iii):

(A) By the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, shareholders, employees, representatives and directors of each Holder, any underwriter (as determined in the Securities Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):

(x) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

(y) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or

(z) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling Person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon (i) a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, shareholder, employee, representative, director, underwriter or controlling Person of such Holder, (ii) any failure by such Holder to deliver a copy of the registration statement or prospectus or any amendment or supplement thereto as required by the Securities Act or the rules or regulations thereunder, or (iii) any failure by such Holder to stop using the registration statement or prospectus or any amendment or supplement thereto after receipt of written notice from the Company to stop.

(B) By Selling Holders. To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, officers, shareholders, employees, representatives and directors and any Person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such officer or director, controlling Person, underwriter or other such Holder, partner, officer, shareholder, employee, representative, director or controlling Person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any (i) Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration, (ii) any failure by such Holder to deliver a copy of the registration statement or prospectus or any amendment or supplement thereto as required by the Securities Act or the rules or regulations thereunder, or (iii) any failure by such Holder to stop using the registration statement or prospectus or any amendment or supplement thereto after receipt of written notice from the Company to stop; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such officer or director, controlling Person, underwriter or other Holder, partner, officer, shareholder, employee, representative, director or controlling Person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this subsection or otherwise in respect of any and all Violations shall not exceed in the aggregate the net proceeds received by such Holder in the registered offering out of which such Violations arise.

(C) Notice. Promptly after receipt by an indemnified party under of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, to the extent that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of liability except to the extent the indemnifying party is prejudiced as a result thereof.

(D) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any Person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the Person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

(E) Contribution. In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling Person of any such Holder, makes a claim for indemnification pursuant to this section, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this section provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling Person in circumstances for which indemnification is provided under this section; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case: (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (B) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(F) Survival. The obligations of the Company and Holders under this Section 7(b)(vii) shall survive until the third anniversary of the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

(vii) Termination of the Company's Obligations. The Company shall have no obligations pursuant to this Section 7(b) with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 7(b)(ii), (iii) or (iv) more than four (4) years after the the effective date of the registration statement under Section 7(b)(ii).

(viii) Suspension Provisions. Notwithstanding the foregoing subsections of this Section 7(b), the Company shall not be required to take any action with respect to the registration or the declaration of effectiveness of the registration statement following written notice to the Holders from the Company (a "Suspension Notice") of the existence of any state of facts or the happening of any event (including pending negotiations relating to, or the consummation of, a transaction, or the occurrence of any event that the Company's Board of Directors believes, in good faith, requires additional disclosure of material, non-public information by the Company in the registration statement that the Board of directors, with the advice of counsel, believes it has a bona fide business purpose for preserving confidentiality or that renders the Company unable to comply with the published rules and regulations of the SEC promulgated under the Securities Act or the Exchange Act, as in effect at any relevant time (the "Rules and Regulations")) that would result in (1) the registration statement, any amendment or post-effective amendment thereto, or any document incorporated therein by reference containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the prospectus issued under the registration statement, any prospectus supplement, or any document incorporated therein by reference including an untrue statement of material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Company (1) shall not issue a Suspension Notice more than twice in any 12 month period, (2) shall use its best efforts to remedy, as promptly as practicable, but in any event within 90 days of the date on which the Suspension Notice was delivered, the circumstances that gave rise to the Suspension Notice and deliver to the Holders notification that the Suspension Notice is no longer in effect and (3) shall not issue a Suspension Notice for any period during which the Company's executive officers are not similarly restrained from disposing of shares of the Common Stock. Upon receipt of a Suspension Notice from the Company, all time limits applicable to the Holders under this Section 7(b) shall automatically be extended by an amount of time equal to the amount of time the Suspension Notice is in effect, the Holders will forthwith discontinue disposition of all such shares pursuant to the registration statement until receipt from the Company of copies of prospectus supplements or amendments prepared by or on behalf of the Company (which the Company shall prepare promptly), together with a notification that the Suspension Notice is no longer in effect, and if so directed by the Company, the Holders will deliver to the Company all copies in their possession of the prospectus covering such shares current at the time of receipt of any Suspension Notice.

(ix) Lock-Up Provision. Investor agrees that so long as (i) it holds at least 5% of the Voting Stock (as defined below) and (ii) it is provided an opportunity to participate on a pro rata basis (up to 19.9%) in a registration pursuant to Section 7(b)(iii), upon request of the Company or the managing underwriters in such offering, it will not sell, make any short sale, loan or grant any option for the purchase, or otherwise dispose of any securities of the Company (other than those included in such registration), without the prior written consent of the Company or such managing underwriters, as the case may be, for such period of time (not to exceed 120 days) as may be requested by the Company or the managing underwriters. Investor further agrees to execute an agreement as may be requested by the underwriters incorporating the above terms, and agrees that the Company may impose stop-transfer instructions in order to implement the above restrictions.

(x) Limitation on Subsequent Registration Rights. After the Closing Date, the Company shall not, without the prior written consent of Investor, enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder registration rights senior to those granted to Investor hereunder.

8. OBLIGATIONS REGARDING CONFIDENTIAL INFORMATION. Investor and the Company agree that disclosure of confidential information shall be governed by the terms of the Non-Disclosure Agreement attached as an exhibit to the Development Agreement.

(a) Press Releases, Etc. Upon execution of this Agreement, the parties will agree on the content of a joint press release announcing the existence of this Agreement and the Development Agreement, which press release will be issued as mutually agreed by the parties. Except for such press release and except as required to comply with applicable law, neither party shall (a) issue any press release or make any public filing or statement, or (b) make any other statement or disclosure to any third party, in either case, regarding the transactions described herein or in the Development Agreement or the relationship between the parties, without the written approval of the other party, which approval may be denied in the other party's sole discretion. Investor acknowledges that the Company may be required to file a Form 8-K under the Exchange Act disclosing the terms of this Agreement and including this Agreement as an exhibit to such filing, or make such disclosures with the Company's reports or in a registration statement filed under the Securities Act or the Exchange Act.

9. CERTAIN OTHER AGREEMENTS OF THE PARTIES.

(a) Board Observer. So long as Investor, together with any Affiliate, holds at least 10% of the outstanding Voting Stock (as defined below) of the Company (including Preferred Stock or Common Stock issued upon conversion thereof), the Company will permit a representative of Investor (the "Observer") to attend all meetings of the Board of Directors of the Company (the "Board") and all committees thereof (whether in person, telephonic or other) in a non-voting, observer capacity, and shall provide to Investor, concurrently with the members of the Board, and in the same manner, notice of such meeting and a copy of all materials provided to such members; provided, however, that the Company reserves the right to withhold any information or materials and to exclude the Observer from any meeting or portion thereof if the Board reasonably believes in its sole discretion that access to such information or attendance at such meeting would: (i) involve a conflict of interest regarding a material issue for the Company, including discussions of matters related to the Company's business with competitors of Investor; (ii) be necessary in order to meet or protect any fiduciary obligations of the Board or (iii) adversely affect attorney-client privilege between the Company and its counsel. Exchanges of confidential and proprietary information between the Company and the Observer shall be governed by the terms of the confidentiality agreement executed by the Company and Investor.

(b) Actions to Increase Percentage Ownership of Investor. So long as Investor together with any of its Affiliates holds any shares of Preferred Stock, the Company agrees that it will not take any action, the effect of which would be to increase the percentage ownership of the Company's outstanding voting securities held by Investor and its Affiliates to 20% or more; provided, however, that fluctuations in the price of the Common Stock resulting from actions taken by the Company in the ordinary course of business shall be excluded.

(c) Standstill. Investor agrees that until 180 days following the date on which Investor and its Affiliates no longer hold at least 5% of the Voting Stock, neither Investor nor its Affiliates shall acquire, hold, nor enter into discussions, negotiations, arrangements or understandings with any third party to acquire, beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Voting Stock (as defined below) or any securities convertible into or exchangeable for Voting Stock, or any other right to acquire Voting Stock (except, in any case, by way of stock dividends or other distributions or offerings made available to holders of any Voting Stock generally or in connection with the conversion of the Preferred Stock into Common Stock) without the written consent of the Company.

(d) Voting Agreement. Subject to the last sentence of this paragraph, for so long as Investor and its Affiliates beneficially own at least 5% of the Voting Stock, Investor and its Affiliates shall vote all shares of Voting Stock they hold (a) for management's nominees to the Company's Board of Directors, (b) in accordance with the recommendation of the Company's Board of Directors, with respect to any merger, combination, reorganization, exchange offer, acquisition or sale of assets or securities (each, a "Major Transaction"), and (c) with respect to all other matters to be voted on by the Company's shareholders, in the same manner and in the same proportion as the votes cast by holders of the majority of the outstanding Common Stock (excluding all such shares held by Investor and its Affiliates). If any Major Transaction constitutes an exchange offer, Investor shall participate in such exchange offer and tender its shares of Company securities as and when recommended by the Company's Board of Directors. Notwithstanding the foregoing, Investor shall have no obligation under this Section 9(d) with respect to any Major Transaction (or the shareholder approval thereof), which, in the reasonable judgment of Investor's Board of Directors, would materially impair the value of its equity interest in the Company. For purposes of the preceding sentence, the Board of Directors will not be deemed to have exercised reasonable judgment unless (a) the average closing price of one share of Common Stock on the Nasdaq National Market for the ten (10) trading days commencing with the first full trading day after the public announcement of a Major Transaction is twenty percent (20%) or more lower than such average for the same period ending on and including the last full trading day preceding such public announcement or (b) Investor obtains the written opinion of a nationally recognized investment bank, opining that the terms of the Major Transaction are unfair, from a financial standpoint, to Investor.

(e) Certain Additional Restrictions. For so long as Investor and its Subsidiaries and Affiliates beneficially own at least 5% of the Voting Stock, Investor and its Subsidiaries and Affiliates, without the Company's prior consent, neither Investor nor its Subsidiaries or Affiliates shall (a) deposit any Voting Stock in a voting trust or subject any such securities to any arrangement or agreement with respect to the voting thereof, (b) solicit proxies with respect to any Voting Stock, or become a "participant" in any "election contest" (as such terms are used in Rule 14a-11 under the Exchange Act) relating to the election of the Company's directors, or (c) engage in the purchase and sale of puts and calls or other derivative securities in respect of the Common Stock ("Hedging Transactions"), or short sales of Common Stock, except for bona fide Hedging Transactions effected with or through a registered broker- dealer provided that Investor retains record and beneficial ownership of the underlying securities in connection with any such Hedging Transactions.

(f) Certain Definitions. As used in this Section 9 the term "Voting Stock" means the Preferred Stock, Common Stock (including, without limitation, the Common Stock issuable upon conversion of the Preferred Stock) and any other securities issued by the Company having the ordinary power to vote in the election of directors of the Company (other than securities having such power only upon the happening of a contingency that has not occurred); and (ii) the term "Event of Default" shall have the meaning set forth in the Statement of Preferences.. For purposes of this Section 9, Investor shall not be deemed to have beneficial ownership of any Voting Stock held by a pension plan or other employee benefit program of Investor if Investor does not have the power to control the investment decisions of such plan or program.

(g) Notice of Events of Default. Without limiting any other rights available to Investor under this Agreement, at law or in equity, the provisions of Sections 9(c), (d) and (e) shall immediately and automatically terminate upon the first to occur of (i) an Event of Default, or (ii) a determination (in accordance with Section 12 below) that the Company has breached any covenant, representation, warranty or obligation set forth herein.

(h) Additional Listing Application. Within a reasonable time following the Closing (but in any event on or prior to the effective date of the registration statement described in Section 7(b)(ii) hereof), the Company shall file an application to list the Common Stock issuable upon conversion of the Preferred Stock on the Nasdaq National Market.

(i) No Debt. In the event that the Company redeems any of the Preferred Stock in accordance with the terms of the Statement of Preferences the redemption price shall be paid by the issuance of a promissory note (the "Promissory Note")substantially in the form attached to this Agreement as Exhibit C. The Company agrees that, from the time of execution and delivery of the Promissory Note until such Promissory Note is paid in full, it shall not, create, incur or assume any indebtedness, whether secured or unsecured (other than Permitted Debt) unless such debt is expressly subordinated to the payment in full of the Promissory Note. The term "Permitted Debt" shall mean (i) trade payables; (ii) debt existing immediately prior to the date of the Promissory Note (including any extension or refinancing of such existing debt in an amount not to exceed the committed principal amount); and (iii) debt arising in connection with equipment leases and similar financings entered into in the ordinary course of business. Notwithstanding the forgoing, the Company agrees that until the Preferred Stock is converted, it will not issue convertible securities (including debt securities, or equity securities, options, warrants, puts, calls, or other similar rights) with effective conversion prices of less than 100% of the average closing price of the Common Stock for the 10 trading days prior to the issuance of such securities.

10. ASSIGNMENT. The Purchased Shares and the rights of the Investor under this Agreement are transferable only to an Affiliate of Investor or to a Person who acquires all or substantially all of the stock or assets of Investor , or pursuant to any transaction under which Investor undergoes a change in control; provided, however, that the rights under Section 9(a) shall terminate upon the consummation of any such transaction. Shares of Common Stock issued upon conversion of the Purchased Shares shall remain subject to the provisions of this Agreement, including but not limited to Section 9, until such shares are sold or transferred pursuant to the terms of this Agreement and applicable law. The contractual rights associated with shares of Common Stock contained in this Agreement (other than the rights provided in Section 7(b) hereof) shall terminate upon any sale, transfer or other disposition of shares of Common Stock to a Person that is not a Subsidiary or Affiliate of Investor, other than a change of control of Investor. No assignment permitted by this Section 10 shall be effective until the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned. In all cases, any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement.

11. TERMINATION. Prior to the Closing, this Agreement may be terminated and the purchase and sale of the Purchased Shares contemplated by this Agreement may be abandoned only in accordance with the following provisions:

(a) by mutual written consent of the Investor and the Company;

(b) by the Investor or the Company if any court of competent jurisdiction in the United States or other United States federal or state governmental authority shall have taken any action, restraining, enjoining or otherwise prohibiting the purchase and sale of the Purchased Shares, and such order, decree, ruling or other action is or shall have become nonappealable;

(c) by the Investor or the Company, upon five (5) days written notice to the other party, if the Closing shall not have occurred by November 15, 2001 (the "Outside Date"); provided, however, that the neither party may terminate this Agreement pursuant to this clause (c) if such party's failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Closing shall not have occurred on or before said date;

(d) by the Company if (i) there shall have been a breach of any representation or warranty on the part of the Investor set forth in this Agreement or if any representation or warranty of the Investor shall have become untrue such that the conditions set forth in Section 6(a) would be incapable of being satisfied by the Outside Date; provided, however, that the Company shall only be able to terminate this Agreement under this Section 11(d)(i) if it has not breached any of its obligations hereunder in any material respect; or (ii) there shall have been a breach by the Investor of any of its respective covenants or agreements hereunder in any material respect, and the Investor has not cured such breach within ten (10) business days after notice by the Company thereof; provided, however, that the Company shall only be able to terminate this Agreement under this Section 11(d)(ii) if it has not breached any of its obligations hereunder in any material respect; or

(e) by the Investor if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any representation or warranty of the Investor shall have become untrue such that the conditions set forth in Section 5(a) would be incapable of being satisfied by the Outside Date; provided, however, that the Investor shall only be able to terminate this Agreement under this Section 11(e)(i) if it has not breached any of its obligations hereunder in any material respect; or (ii) there shall have been a breach by the Company of any of its respective covenants or agreements hereunder in any material respect, and the Company has not cured such breach within ten (10) business days after notice by the Investor thereof; provided, however, that the Investor shall only be able to terminate this Agreement under this Section 11(e)(ii) if it has not breached any of its obligations hereunder in any material respect.

In the event of the termination of this Agreement, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders; provided, however, nothing contained herein shall relieve any party from liability for any breach of this Agreement prior to such termination.

12. INDEMNIFICATION.

(a) Agreement to Indemnify.

(i) Company Indemnity. Investor and its Affiliates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Investor Indemnitees") shall each be indemnified and held harmless to the extent set forth in this Section 12 by the Company with respect to any and all Damages (as defined below) incurred by any Investor Indemnitee due to, resulting from or as a proximate result of any misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Company in this Agreement; provided, however, no Investor Indemnitee may make a claim for indemnification hereunder unless the aggregate amount of such Damages (together with all concurrent or prior claims hereunder) exceeds $50,000 (the "Indemnification Threshold") in which case the Company will be liable for the full amount of such Damages including the initial $50,000 of Damages. Subject to the last sentence of Section 12(e), the aggregate liability of the Company hereunder will not in any event exceed $20,000,000 (the "Indemnification Cap"). Indemnification claims arising from the registration of Registrable Securities under Federal and state securities laws are covered by Section 7 and not this Section 12.

(ii) Investor Indemnity. The Company and its Affiliates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Company Indemnitees") shall each be indemnified and held harmless to the extent set forth in this Section 12, by Investor, in respect of any and all Damages incurred by any Company Indemnitee due to, resulting from or as a proximate result of any misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Investor in this Agreement; provided, however, no Company Indemnitee may make a claim for indemnification hereunder unless the aggregate amount of such Damages (together with all concurrent or prior claims hereunder) exceeds the Indemnification Threshold, in which case Investor will be liable for the full amount of such Damages including the initial $50,000 of Damages. Subject to the last sentence of Section 12(e), the aggregate liability of Investor hereunder will not in any event exceed the Indemnification Cap. Indemnification claims arising from the registration of Registrable Securities under Federal and state securities laws are covered by Section 7 and not this Section 12.

(iii) Equitable Relief. Nothing set forth in this Section 12 shall be deemed to prohibit or limit any Investor Indemnitee's or Company Indemnitee's right at any time before, on or after the Closing, to seek injunctive or other equitable relief for the failure of any Indemnifying Party to perform or comply with any covenant or agreement contained herein.

(b) Survival. All representations and warranties of the Investor and the Company contained herein and all claims of any Investor Indemnitee or Company Indemnitee in respect of any inaccuracy or misrepresentation in or breach thereof, shall survive the Closing until the first anniversary of the Closing Date, regardless of whether the applicable statute of limitations, including extensions thereof, may expire, other than with respect to written claims regarding losses for such breaches made prior to the first anniversary of the Closing Date. All covenants and agreements of the Investor and the Company contained in this Agreement shall survive the Closing in perpetuity (except to the extent any such covenant or agreement shall expire by its terms). All claims of any Investor Indemnitee or Company Indemnitee in respect of any breach of such covenants or agreements shall survive the Closing until the expiration of one year following the non-breaching party's obtaining actual knowledge of such breach.

(c) Claims for Indemnification. If any Investor Indemnitee or Company Indemnitee (an "Indemnitee") shall believe that such Indemnitee is entitled to indemnification pursuant to this Section 12 in respect of any Damages, such Indemnitee shall give the appropriate Indemnifying Party (which for purposes hereof, in the case of an Investor Indemnitee, means the Company, and in the case of a Company Indemnitee, means the Investor) prompt written notice thereof. Any such notice shall set forth in reasonable detail and to the extent then known the basis for such claim for indemnification. The failure of such Indemnitee to give notice of any claim for indemnification promptly shall not adversely affect such Indemnitee's right to indemnity hereunder except to the extent that such failure adversely affects the right of the Indemnifying Party to assert any reasonable defense to such claim. Each such claim for indemnity shall expressly state that the Indemnifying Party shall have only the twenty (20) business day period referred to in the next sentence to dispute or deny such claim. The Indemnifying Party shall have twenty (20) business days following its receipt of such notice either (a) to acquiesce in such claim by giving such Indemnitee written notice of such acquiescence or (b) to object to the claim by giving such Indemnitee written notice of the objection. If the Indemnifying Party does not object thereto within such twenty (20) business day period, such Indemnitee shall be entitled to be indemnified for all Damages in respect of such claim. If the Indemnifying Party objects to such claim in a timely manner, the senior management of the Company and the Investor shall meet to attempt to resolve such dispute. If the dispute cannot be resolved by the senior management within twenty (20) business days of the date of an objection notice, either party may make a written demand for formal arbitration of the dispute in accordance with the provisions of Section 12(f).

(d) Defense of Claims. In connection with any claim that may give rise to indemnity under this Section 12 resulting from or arising out of any claim or proceeding against an Indemnitee by a person or entity that is not a party hereto, the Indemnifying Party may (unless such Indemnitee elects not to seek indemnity hereunder for such claim) but shall not be obligated to, upon written notice to the relevant Indemnitee, assume the defense of any such claim or proceeding and provides assurances, reasonably satisfactory to such Indemnitee, that the Indemnifying Party will be financially able to satisfy such claim to the extent provided herein if such claim or proceeding is decided adversely. If the Indemnifying Party assumes the defense of any such claim or proceeding, the Indemnifying Party shall select counsel reasonably acceptable to such Indemnitee to conduct the defense of such claim or proceeding, shall take all steps necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof. If the Indemnifying Party shall have assumed the defense of any claim or proceeding in accordance with this Section 12(d), the Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any such claim or proceeding, with the prior written consent of such Indemnitee, not to be unreasonably withheld; provided, however, that the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; and provided further, that a condition to any such settlement shall be a complete release of such Indemnitee and its Affiliates, directors, officers, employees and agents with respect to such claim. Such Indemnitee shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. Each Indemnitee shall, and shall cause each of its Affiliates, directors, officers, employees and agents to, reasonably cooperate (at the Indemnifying Party's expense) with the Indemnifying Party in the defense of any claim or proceeding being defended by the Indemnifying Party pursuant to this Section 12(d). If the Indemnifying Party does not assume the defense of any claim or proceeding resulting therefrom in accordance with the terms of this Section 12(d), such Indemnitee may defend against such claim or proceeding in such manner as it may deem appropriate, including settling such claim or proceeding after giving notice of the same to the Indemnifying Party, on such terms as such Indemnitee may deem appropriate.

(e) No Other Claims. The indemnification obligations set forth in this Section 12 shall be the exclusive remedy of the Investor and the Company for claims against each other in connection with this Agreement (but not the Development Agreement or the Promissory Note), whether such claims are in tort or contract or whether such claims are made for breach of any representation, warranty or covenant herein or otherwise. Notwithstanding the foregoing, nothing in Sections 12, 13(m) or elsewhere in this Agreement shall limit any party's rights or remedies arising from or due to common law fraud or intentional misrepresentation by the other party.

(f) Arbitration. Any and all claims, controversies or disputes, pursuant to Section 12 of this Agreement and which have not been resolved by senior management of the parties (a "Dispute") shall be resolved solely by binding arbitration in accordance with the Commercial Arbitration Rules (the "Rules") of the American Arbitration Association ("AAA") at the offices of the AAA in Santa Clara, California. Either party may commence arbitration by sending a notice thereof to the other party and the AAA. The arbitration shall be conducted by a single arbitrator if the parties are able to reach agreement upon a single arbitrator within 30 days after a party has sent a notice seeking arbitration. If the parties are unable to reach agreement on a single arbitrator, each party shall appoint one arbitrator with the two arbitrators thus appointed selecting a third arbitrator. The party requesting arbitration shall appoint one arbitrator and within 15 days thereafter the other party shall appoint the second arbitrator. Within 15 days after the appointment of the second arbitrator, the two arbitrators so chosen shall mutually agree upon the selection of the third, impartial and neutral arbitrator. In the event the chosen arbitrators cannot agree upon the selection of the third arbitrator, the Rules for the selection of such an arbitrator shall be followed. The arbitrators shall (by decision of a majority of the arbitrators) make a decision and award resolving the dispute as soon as practical after the selection of the last arbitrator and within 30 days of the last hearing held concerning such dispute(s). Within 30 days after the arbitrators make their decision and award, the arbitrators shall render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision and award rendered by them and deliver such documents to each party to this Agreement along with a signed copy of the award. Discovery shall be allowed as contemplated by the United States Federal Rules of Civil Procedure. All arbitration proceedings, including all evidence and statements, shall be confidential and shall not be used or disclosed for any other purpose. Expenses of arbitration (other than attorney's fees and expenses, which shall constitute Damages if the party seeking indemnification shall prevail, as determined by the arbitrators) shall be equally divided between the parties, provided, however, the arbitrators shall have the authority to assess any of the foregoing costs against any party acting in bad faith. The award of the arbitrators shall be final and binding and is the sole and exclusive remedy of the parties regarding any Disputes hereunder. A judgment on the award may be entered in any court having jurisdiction thereof. Should either party bring any legal action against the other with respect to any claim required to be arbitrated under this Agreement by any method other than arbitration, the other party shall be entitled to recover from such party all damages, costs, expenses and attorneys' fees incurred as a result of such action.

(g) Certain Definitions. As used in this Section 12, "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, response costs, sanctions, taxes, penalties, charges and amounts paid in settlement, including reasonable out-of-pocket costs, fees and expenses (including reasonable costs, fees and expenses of attorneys, accountants and other agents of, or other parties retained by, such party).

13. MISCELLANEOUS.

(a) Successors and Assigns. Subject to Section 10, the terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.

(b) Governing Law. This Agreement will be governed by and construed under the internal laws of the State of California, without reference to principles of conflict of laws or choice of laws.

(c) Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(d) Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules will, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

(e) Notices. Any notice required or permitted under this Agreement shall be given in writing, shall be effective when received, and shall in any event be deemed received and effectively given upon personal delivery to the party to be notified or three (3) business days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, or one (1) business day after deposit with a nationally recognized courier service such as FedEx for next business day delivery under circumstances in which such service guarantees next business day delivery, or one (1) business day after facsimile with copy delivered by registered or certified mail, in any case, postage prepaid and addressed to the party to be notified at the address indicated for such party below or at such other address as the Investor or the Company may designate by giving at least ten (10) days advance written notice pursuant to this Section 13(e).

(a) if to the Company, to:

Adept Technology, Inc.
150 Rose Orchard Way
San Jose, California 95134
Attn: Brian R. Carlisle
       Michael W. Overby
Telephone: (408) 432-0888
Facsimile: (408) 434-5005

with a copy (which will not constitute notice) to

Gibson, Dunn & Crutcher LLP
1530 Page Mill Road
Palo Alto, California 94304
Attn: Lawrence Calof, Esq.
Telephone: (650) 849-5300
Facsimile: (650) 849-5030

(b) if to Investor, to:

JDS Uniphase Corporation
210 Baypointe Parkway
San Jose, CA 95134
Attn: Michael C. Phillips
Facsimile: (408) 954-0813

(f) No Finder's Fees. The Investor will indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee for which the Investor or any of its officers, partners, employees or consultants, or representatives is responsible. The Company will indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee for which the Company or any of its officers, employees or consultants or representatives is responsible.

(g) Amendments and Waivers. The provisions of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, the Investor (so long as the Investor shall hold any of the Purchased Shares or Common Stock issuable upon conversion thereof) and the holders of Purchased Shares representing at least a majority of the total aggregate number of Purchased Shares then outstanding (excluding any of such shares that have been sold in a transaction in which rights under Section 7(b) are not assigned in accordance with this Agreement or sold to the public pursuant to SEC Rule 144 or otherwise). Any amendment or waiver effected in accordance with this Section 13(g) will be binding upon the Investor, the Company and their respective successors and assigns.

(h) Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from this Agreement and the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

(i) Entire Agreement. This Agreement and the Development Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements. understandings duties or obligations between the parties with respect to the subject matter hereof.

(j) Further Assurances. From and after the date of this Agreement upon the request of the Company or the Investor, the Company and the Investor, as applicable, will execute and deliver such instruments, documents or other writings, and take such other actions, as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

(k) Meaning of Include and Including. Whenever in this Agreement the word "include" or "including" is used, it shall be deemed to mean "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list.

(l) Fees, Costs and Expenses. All fees, costs and expenses (including attorney's' fees and expenses) incurred by either part hereto in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party.

(m) No Consequential Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, OR SPECIAL DAMAGES WHATSOEVER, INCLUDING WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION, LOSS OF BUSINESS INFORMATION, AND THE LIKE, ARISING OUT OF THIS AGREEMENT.

(n) Competition. Nothing set forth herein shall be deemed to preclude, limit or restrict the Company's or the Investor's ability to compete with the other.

(o) Stock Splits, Dividends and other Similar Events. The provisions of this Agreement (including the number of shares of Common Stock and other securities described herein) shall be appropriately adjusted to reflect any stock split, stock dividend, reorganization or other similar event that may occur with respect to the Company after the date hereof.

(p) Knowledge. For purposes of this Agreement, knowledge shall mean, with respect to the Company, the actual knowledge of Messrs. Brian R. Carlisle, Charles S. Duncheon, Bruce E. Shimano and Michael W. Overby.

[The balance of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

ADEPT TECHNOLOGY, INC. By: Name: Title:	JDS UNIPHASE CORPORATION By: Name: Title:

{Signature page to Securities Purchase and Investor Rights Agreement }

EXHIBIT A

Statement of Preferences

EXHIBIT B

Opinion of Counsel to Company

Matters to be covered by opinion of counsel, subject to customary limitations and qualifications.

1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California. The Company has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it currently conducted. The Company is qualified to do business and is in good standing in the states of Arizona, Connecticut, North Carolina, Michigan and Ohio.

2. The Company has all requisite corporate power and authority to execute and deliver the Securities Purchase and Investor Rights Agreement, to sell and issue the Purchased Shares (and the Common Stock issuable upon conversion thereof) to the Investor and to otherwise carry out and perform its obligations under the terms of the Securities Purchase and Investor Rights Agreement. The Securities Purchase and Investor Rights Agreement has been duly and validly authorized, executed and delivered by the Company, and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

3. Based in part on the representations and warranties of Investor in the Securities Purchase and Investor Rights Agreement, the offer and sale of the Purchased Shares (and the Common Stock issuable upon conversion thereof) are exempt from the registration provisions of the Securities Act of 1933, as amended.

4. All corporate and shareholder actions necessary on the part of the Company for the sale and the issuance of the Purchased Shares to the Investor and the execution and delivery of the Securities Purchase and Investor Rights Agreement and the performance of the Company's obligations thereunder have been taken. The Purchased Shares (and the Common Stock issuable upon conversion thereof), when issued and paid for as provided in the Securities Purchase and Investor Rights Agreement and the Articles of Incorporation, will be validly issued, fully paid and nonassessable.

5. To such counsel's knowledge, the Company is not in violation of any term of its Articles of Incorporation or Bylaws. Neither the execution, delivery and performance of the Securities Purchase and Investor Rights Agreement nor the issuance of the Purchased Shares (and the Common Stock issuable upon conversion thereof) will result in a violation of any term of the Company's Articles of Incorporation or Bylaws. To such counsel's knowledge, neither the execution, delivery and performance of the Securities Purchase and Investor Rights Agreement nor the issuance of the Purchased Shares will result in any such violation or constitute a default under or breach of (i) the provision of any judgment, writ, decree or order applicable to, or binding upon, the Company or (ii) any law, rule or regulation applicable to the Company.

6. Except for the listing of the Common Stock reserved for issuance upon conversion of the Purchased Shares on the Nasdaq National Market, post- closing filings with the SEC, no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority on the part of the Company is required for the execution and delivery of the Securities Purchase and Investor Rights Agreement and the sale and issuance of the Purchased Shares (and the Common Stock issuable upon conversion thereof).

45027060_3.DOC

Exhibit 2

STATEMENT OF PREFERENCES

OF

SERIES A PREFERRED STOCK AND

SERIES B PREFERRED STOCK

OF

ADEPT TECHNOLOGY, INC.

Brian R. Carlisle and Bruce E. Shimano certify that:

1. They are the President and Secretary, respectively, of Adept Technology, Inc., a California corporation (the "Corporation").

2. The Corporation has five million (5,000,000) shares of Preferred Stock authorized, none of which has been issued. The Board of Directors has by resolution designated (a) seventy-eight thousand (78,000) shares of the undesignated Preferred Stock as "Series A Convertible Preferred Stock," none of which has been issued or is outstanding, and (b) twenty-two thousand (22,000) shares of the undesignated Preferred Stock as "Series B Convertible Preferred Stock," none of which has been issued or is outstanding.

3. Pursuant to the authority given to it by the Corporation's Articles of Incorporation, the Board of Directors of the Corporation has duly adopted the following recitals and resolutions:

"WHEREAS, the Articles of Incorporation of the Corporation, as amended, provide for a class of shares known as the Preferred Stock, issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Corporation is authorized, within the limitations and restrictions stated in the Articles of Incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon each wholly unissued series of the Preferred Stock, to fix the number of shares constituting each such series, and to determine the designation thereof;

WHEREAS, the Board of Directors of the Corporation desires, pursuant to its authority as aforesaid, to designate a series of the Preferred Stock as "Series A Convertible Preferred Stock" and to designate the number of shares constituting such series and to fix the rights, preferences, privileges and restrictions of such series; and

WHEREAS, the Board of Directors of the Corporation desires, pursuant to its authority as aforesaid, to designate a series of the Preferred Stock as "Series B Convertible Preferred Stock" and to designate the number of shares constituting such series and to fix the rights, preferences, privileges and restrictions of such series.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors of the Corporation hereby designates such new series of the Preferred Stock and the number of shares constituting such series and fixes the rights, preferences, privileges and restrictions relating to such series as follows:

(A) Designation of Series. The Corporation shall have a series of Preferred Stock designated as "Series A Convertible Preferred Stock" (the "Series A Preferred") and a series of Preferred Stock designated as "Series B Convertible Preferred Stock" (the "Series B Preferred" and collectively with the Series A Preferred, the "Preferred Stock").

(B) Designation of Number of Shares in Series. The number of shares constituting the Series A Preferred shall be seventy-eight thousand (78,000), and the number of shares constituting the Series B Preferred shall be twenty-two thousand (22,000).

(C) Fixing the Rights, Preferences, Privileges and Restrictions. The following rights, preferences, privileges and restrictions are hereby granted to and imposed upon the Preferred Stock:

1. Dividends.

(a) The holders of the Preferred Stock shall be entitled to receive in any fiscal year, out of the funds legally available therefor, dividends at the rate of $15.00 per share (adjusted for any subdivisions, combinations, consolidations or stock distributions or stock dividends with respect to such shares) per annum on each outstanding share of Preferred Stock, payable in preference and priority to any payment of any dividend on the Common Stock. The right to such dividends on the Preferred Stock shall be cumulative, and the right to receive such dividends shall accrue to holders of the Preferred Stock by reason of the fact that dividends on such shares are not declared or paid in any prior year. Any accrued and unpaid dividends on the Preferred Stock shall be payable only in the event of a liquidation, dissolution or winding up of the Corporation or other Liquidity Event (as defined in Section 2(c)).

(b) No dividends shall be paid on any share of Common Stock during any fiscal year of the Corporation until dividends in the total amount of $15.00 per share (adjusted for any subdivisions, combinations, consolidations or stock distributions or stock dividends with respect to such shares) on the Preferred Stock shall have been paid or declared and set apart during that fiscal year and any prior year in which dividends accumulated but remain unpaid, and no dividends shall be paid on any share of Common Stock unless a dividend is paid with respect to all outstanding shares of Preferred Stock, in an amount for each such share of Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of Common Stock into which each such share of Preferred Stock could then be converted, as the case may be.

2. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the shareholders of the Corporation shall be made in the following manner:

(a) The holders of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, the amount equal to $250.00 (adjusted for any subdivisions, combinations, consolidations or stock distributions or stock dividends with respect to the Preferred Stock) (the "Initial Preferred Stock Price") for each share of Preferred Stock then held by them and, in addition, an amount equal to all cumulated and unpaid dividends on the Preferred Stock. If upon the occurrence of a liquidation, dissolution or winding up of the Corporation the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Preferred Stock on a pro rata basis, based upon the number of shares of Preferred Stock then held by each holder.

(b) After setting apart or paying in full the preferential amounts due pursuant to Section 2(a), the remaining assets of the Corporation available for distribution to shareholders, if any, shall be distributed to the holders of the Common Stock on a pro rata basis, based on the number of shares of Common Stock then held by each holder on an as-converted basis.

(c) The occurrence of any of the following events: (i) the consummation of (x) an acquisition of the Corporation by another corporation or entity by merger, consolidation or other reorganization in which the holders of the Corporation's outstanding voting stock immediately prior to such transaction own, directly or indirectly, immediately following such merger, consolidation or reorganization, shares representing less than 50% of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such merger, consolidation or reorganization; or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Corporation; or (ii) the shareholders of the Corporation approve a plan or proposal for the liquidation or dissolution of the Corporation; or (iii) any 'person' (as defined in Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") shall become the 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of 50% or more of the Corporation's outstanding Common Stock (each, a "Liquidity Event"), shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2.

(d) Notwithstanding any other provision of this Section 2, the Corporation may at any time, out of funds legally available therefor, repurchase shares of Common Stock of the Corporation issued to or held by employees, officers or consultants of the Corporation or its subsidiaries upon termination of their employment or services, pursuant to any agreement providing for such right of repurchase, whether or not dividends on the Preferred Stock shall have been declared and funds set aside therefor and such repurchases shall not be subject to the liquidation preferences of the Preferred Stock.

(e) In the event the Corporation proposes to distribute assets other than cash in connection with any liquidation, dissolution or winding up of the Corporation, the value of the assets to be distributed to the holder of shares of Preferred Stock and Common Stock shall be determined in good faith by the Board of Directors. Any securities not subject to investment letter or similar restrictions on free marketability shall be valued as follows:

(i) If traded on the Nasdaq Stock Market or another securities exchange, the value shall be deemed to be the average of the security's closing prices on Nasdaq or such exchange over the thirty trading (30) day period ending on and including the day immediately preceding the distribution; and

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the thirty trading (30) day period ending on and including the day immediately preceding the distribution.

The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be adjusted to make an appropriate discount from the market value determined as in clauses (i) or (ii) to reflect the fair market value thereof as determined in good faith by the Board of Directors, which determination shall be final and conclusive.

3. Voting Rights. Except as otherwise required by law or as set forth herein, the holder of each share of Common Stock issued and outstanding shall have one vote for each share of Common Stock held by such holder, and the holder of each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted assuming a conversion rate equal to (a) the Initial Preferred Stock Price divided by (b) 8.18. Holders of Common Stock and Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Subject to Section 6, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the earlier of (i) the first anniversary of the date on which the shares of Preferred Stock are originally issued (the "Original Issue Date"), (ii) the public announcement of a Liquidity Event or (iii) the occurrence of an Event of Default (as defined in Section 5(a)). Each such share shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined in accordance with Section 5. The date of any conversion of the Preferred Stock under this Section 4 is referred to as the "Conversion Date".

(b) Automatic Conversion. Subject to Sections 5(g) and 6, each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective conversion rate determined in accordance with Section 5 hereof upon and after the third anniversary of the Original Issue Date.

(d) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair value of a share of Preferred Stock as determined in good faith by the Board of Directors of the Corporation. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock and shall give written notice to the Corporation at such office that he elects to convert the same. The Corporation shall, as soon as practicable thereafter (but in any event within five (5) business days thereafter), issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the occurrence of any event specified in Section 4(b), but subject to Section 5(g), the outstanding shares of Preferred Stock shall be converted into Common Stock automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

(e) Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock subject to the limitations set forth in Section 5, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock eligible for conversion, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

5. Determination of Conversion Rate.

(a) Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(i) "Announcement Date Price" means $4.09.

(ii) "Cash Balance" means the sum of the cash and cash equivalents and short-term investments on the Corporation's balance sheet (exclusive of any (x) borrowed funds, whether held in the form of cash, cash equivalents or short-term investments, or (y) funds raised on or after October 23, 2001 from public or private equity or debt financings) determined in accordance with generally accepted accounting principles, consistently applied.

(iii) "Conversion Date Price" means the average of the closing prices of one share of Common Stock on the Nasdaq National Market over the thirty (30) trading days ending on and including the trading date immediately preceding the applicable Conversion Date.

(iv) "Event of Default" means (a) the filing of any bankruptcy, insolvency, trustee or receivership with respect to the Corporation or its assets, (b) the public announcement, publication or reporting by the Corporation of Cash Balances of less than fifteen million dollars ($15,000,000) as at (x) the end of any fiscal quarter of the Corporation included in the Reporting Period, or (y) as at any other date included in the Reporting Period on which the Corporation publicly announces, publishes or reports Cash Balances, or (c) the occurrence of a Liquidity Event (other than a Liquidity Event described in Section 2(c)(i), (ii) or (iii), which is approved by the Corporation's Board of Directors.

(v) "Excess Shares" shall mean any shares of Series A Preferred, the conversion of which, applying the conversion rate formula using the denominator set forth in clause (y) of Section 5(b), would result in the issuance of shares of Common Stock in excess of the number of shares issuable based on a conversion rate under Section 5(b) having a denominator equal to 4.09.

(vi) "Reporting Period" means the period beginning October 1, 2001 and ending on September 30, 2002.

(b) Determination of Conversion Rate. The conversion rate per share of Preferred Stock shall be a fraction, the numerator of which shall be the Initial Preferred Stock Price and the denominator shall be the lower of the following:

(i) 8.18; and

(ii) 75% of the Conversion Date Price.

provided, however, subject to clause (c) below, (x) the denominator shall in no event be less than 4.09 with respect to any shares of Series B Preferred, and (y) the denominator shall in no event be less than 2.05 with respect to any shares of Series A Preferred.

(c) Event of Default Conversion Rate. Notwithstanding the foregoing clause (b), upon the occurrence of an Event of Default, the conversion rate per share of Preferred Stock shall be a fraction, the numerator of which shall be the Initial Preferred Stock Price and the denominator shall be the lower of the following:

(i) 4.09; and

(ii) 75% of the Conversion Date Price.

(d) Adjustments for Stock Dividends, Subdivisions, Combinations or Consolidations of Common Stock. In the event, prior to conversion of the Preferred Stock, the outstanding shares of Common Stock shall be (i) subdivided (by stock dividend, stock split, or otherwise) into a greater number of shares of Common Stock, or (ii) consolidated or combined (by a reverse stock split or otherwise) into a lesser number of shares of Common Stock, then, in either case, the conversion rates described in Sections 5(b) and 5(c) shall be proportionately increased or decreased, as applicable.

(e) Adjustments for Other Distributions. In the event the Corporation at any time or from time to time makes, or files a record date for the determination of, holders of Common Stock entitled to receive any distribution payable in securities or assets of the Corporation other than shares of Common Stock then in each such event provision shall be made so that the holders of Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities or assets of the Corporation which they would have received had their Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities or assets receivable by them as aforesaid during such period, subject to all other adjustment called for during such period under this Section 5 with respect to the rights of the holders of the Preferred Stock.

(f) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock of the Corporation or another entity (including without limitation, pursuant to a Liquidity Event), whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then and in each such event the holder of each share of Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization or reclassification or other change by holders of the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Preferred Stock immediately before that change, all subject to further adjustment as provided herein.

(g) Miscellaneous.

(i) The Preferred Stock shall not be convertible, in the aggregate, into 20% or more of the outstanding voting securities of the Corporation. No holder of Preferred Stock may convert shares of Preferred Stock into shares of Common Stock if, and to the extent, after giving effect to such conversion, such holder shall hold, in the aggregate, 20% or more of the outstanding voting securities of the Corporation. The foregoing shall not affect the applicable conversion rate and any shares of Preferred Stock not permitted to be converted pursuant to this Section 5(g)(i) shall be immediately convertible, unless redeemed in accordance with Section 6, at such time as such holder subsequently holds, in the aggregate, less than 20% of such securities. The Conversion Date for automatic conversion specified in Section 4 shall be extended as required to permit the full conversion of all Preferred Stock pursuant to this paragraph.

(ii) calculations under this Section 5 shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

(iii) No adjustment in the conversion rate of the Preferred Stock need be made if such adjustment would result in a change in such conversion rate of less than 0.5%. Any adjustment of less than 0.5% which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of 0.5% or more in such Conversion Rate.

6. Redemption.

(a) Redemption Right. The Corporation shall, subject to the provisions of this Section 6, have the right, but not the obligation, to redeem from each holder of Excess Shares elected to be converted, any or all of such Excess Shares, effective on the day immediately prior to the Conversion Date applicable to such Excess Shares (each a "Redemption Date") as provided in clause (c).

(b) Redemption Price. Any Excess Shares elected to be redeemed by the Corporation shall be redeemed at a price per Excess Share equal to the sum of the Initial Preferred Stock Price, plus all cumulated and unpaid dividends (the "Series A Redemption Price"). Such Series A Redemption Price for all Excess Shares to be redeemed shall be paid in the form of a senior unsecured promissory note bearing interest from and after the Redemption Date at the rate of 6% per annum, maturing two (2) years after the Redemption Date and prepayable in whole or in part, without premium or penalty.

(c) Notice of Redemption. At least five (5) days prior to any Redemption Date, the Corporation shall send a notice (a "Redemption Notice") to all holders of Excess Shares to be redeemed setting forth (A) the Series A Redemption Price for the shares to be redeemed; (B) the Redemption Date, and (C) the place at which such holders may obtain payment of the Series A Redemption Price upon surrender of their share certificates. If the Corporation does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date, then it shall redeem such shares pro rata from the holders thereof to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

(d) Mechanics of Redemption. On or after such Redemption Date, each holder of shares of Excess Shares to be redeemed shall surrender such holder's certificates representing such shares to the Corporation in the manner and at the place designated in the Redemption Notice, and thereupon the Series A Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after such Redemption Date, unless the Corporation is unable to pay the Series A Redemption Price due to not having sufficient legally available funds, all rights of the holder of such Excess Shares (except the right to receive the Series A Redemption Price, without interest upon surrender of their certificates), shall cease and terminate with respect to such shares; provided that in the event that shares of Series A Preferred are not redeemed because the Corporation does not have sufficient legally available funds, such shares of Series A Preferred shall remain outstanding and shall be entitled to all of the rights and preferences provided herein.

(e) Conversion Rights After Redemption Notice. In the event of a call for redemption of any shares of Series A Preferred, the Conversion Rights set forth in Section 4 for such Series A Preferred shall terminate as to the shares designated for redemption at the close of business on the business day preceding the Redemption Date.

7. Protective Provisions. So long as any shares of Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then- outstanding shares of Preferred Stock, take any action that:

(a) alters the rights, preferences or privileges of the Preferred Stock;

(b) increases the number of authorized shares of Preferred Stock;

(b) creates any new class or series of shares that has a preference over or is on a parity with the Preferred Stock with respect to voting, dividends, or liquidation preferences;

(c) reclassifies stock into shares having a preference over or on a parity with the Preferred Stock with respect to voting, dividends or liquidation preferences; or

(d) supplements, amends or modifies this Statement of Preferences.

_________________________________ Brian R. Carlisle, President	_________________________________ Bruce E. Shimano, Secretary

Each of the undersigned declares under penalty of perjury under the laws of the State of California that he has read the foregoing certificate and knows the contents thereof and that the same is true of his own knowledge.

Dated: October __, 2001

_________________________________ Brian R. Carlisle	_________________________________ Bruce E. Shimano

40145753_5.DOC